                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: SAUDI OGER-TELECOM ITALIA JOINT VENTURE WINS TURK TELEKOM PRIVATIZATION

Telecom Italia will spend 200 million dollars and its investment in the Turkish mobile sector will be safeguarded

Milan, 1 July 2005 - Turkey today concluded the contest for the privatization of a majority stake (55%) in the Turkish telecommunications group Turk Telekom.

Oger Telecom, a newly created joint venture controlled by the Saudi-Lebanese group Saudi Oger Limited, through an investment vehicle, won the privatization contest with an offer of 6,550 million dollars.

The recently formed joint venture includes the Telecom Italia Group which – through Tim International – will initially invest 200 million dollars. The partnership between Saudi Oger Limited and Telecom Italia will focus on the mobile business, given that Oger Telecom – as announced separately – will continue its cooperation in fixed-line telephony with BT Telconsult.

Once the closing of the privatization takes place, Telecom Italia and Oger Telecom will sign a four-year Technical Assistance Agreement with Avea, the Turkish mobile operator in which Tim International has a 40% stake, Turk Telekom has 40% and local bank IsBank  has 20%.

The agreement with Saudi Oger Limited establishes also that the stake in Avea held by Tim International can be transferred to Turk Telekom, with a partial reinvestment of the gains from the sale in Oger Telecom shares, or directly conferred to Oger Telecom.

The total value of Avea shares held by Tim International is between 400 million dollars and 600 million dollars, on the basis of pre-defined share-swap parameters.

A listing of Oger Telecom on the Dubai DIFX stock exchange is expected to take place in the next 3 years, with the possibility of Tim International participating pro quota in the initial placement. If Oger Telecom is not listed on the terms established, Tim International will have a put option towards Saudi Oger Limited for the Oger Telecom shares which it received for the sale of Avea plus 50 millions dollars worth of additional Oger Telecom’s shares subscribed in the initial transaction. In turn, if the put option is not exercised by Tim International, Saudi Oger Limited can exercise a call option on the same shares.

Tim International’s participation in Oger Telecom is the basis of possible future cooperation with the Saudi Oger Group in the telecommunications sector.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 1st, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager